                                                                    Exhibit 99.1


                                                                            2000
                                                                    CNBC BANCORP
                                                                       FINANCIAL
                                                                         SUMMARY

CNBC                                                   [PHOTO]
                                                       Tom McAuliffe (left),
COMMERCE                                               President of Commerce
NATIONAL BANK                                          National Bank with
-----------------                                      customers.
THE BANK FOR BUSINESS(SM)


DEAR SHAREHOLDERS AND FRIENDS...

Much has been written in the past few years about the issue of change. If a business wants to survive and prosper,it must learn to deal with change. One recurring thought I have is that,at one time, THE BIG ATE THE SMALL. In the future,we believe THE FAST WILL EAT THE SLOW. I think this concept bodes well for what we have created at CNBC Bancorp,Commerce National Bank and CNBC Retirement Services,Inc.

One of the principal elements of our business plan is to focus on efficiency. Starting a new bank,like starting any business,requires many different steps and takes time to reach the point of really being efficient. In 2000,CNBC reached the milestone of reducing its efficiency ratio to less than 50%.This ratio indicates that we spend less than 50 cents to generate a dollar of revenue. While we plan to continue to improve our efficiency,we are well situated to compete with other financial organizations that face a 55-60 cents cost in order to earn that same dollar of revenue. I feel very good about reducing our costs as I think "being efficient" equates to "being fast." As part of our continuing process to stay "fast," CNBC is going to undertake a strategic planning process in 2001 involving our partners; that is our customers,employees and suppliers. Our goal is to determine how our partners see us now and how we should position ourselves for the future. We expect this process to help us define goals and objectives to make CNBC a better organization. I am excited about this process and the effect it will have on the partners connected with our business.

The year 2000 was another excellent year for CNBC Bancorp. We believe we will continue to prosper as the financial industry evolves. We have been blessed with bright,hard working associates and a shared vision of building the best financial resource for businesses and their owners in Central Ohio.

I hope that 2001 is a healthy and rewarding year for you.

Very truly yours,
Thomas D. McAuliffe
Chairman

                              SCENES FROM THE CNBC
                           CUSTOMER NETWORK FAIR 2000

                                    [PHOTO]

                                 PROFITABILITY

         Our 2000 net income increased 25.5% over 1999, and has almost tripled since 1996. Our profitability is primarily driven by four major factors: growth in loans, stability in our net interest margin, asset quality and operating efficiency.

         Average loans outstanding increased 18.8% in 2000 and represent 89.6% of average total earning assets for CNBC. Our growth in 2000 was a lower percentage than that achieved in the last two years and is the result of a conscious effort by management to sell portions of real estate loans to manage its growth and maintain a stable net interest margin in an increasingly competitive rate environment. This strategy was successful as CNBC's net interest margin improved slightly in 2000 to 4.30% from 4.27% in 1999. This result is even more significant when considering that interest rates increased during 2000, pushing average interest costs on deposit accounts to their highest levels since 1996.

         The allowance for loan losses, which has a balance of $2.76 million represents 1.25% of loans outstanding and a net increase of $210,000 over year-end 1999.

         On a quarterly basis,management reviews individualnon-performing loans, selected larger loans and other factors in determining the balance in the allowance for loan losses. In 2000, CNBC experienced annual net loan charge-offs of $202,000,or about 0.10% of average loans outstanding. While these results reflect slightly declining trends versus prior years, CNBC still ranks favorably when compared with peer financial companies and overall asset quality remains sound.

         CNBC's efficiency ratio,which measures the amount of overhead needed to generate a dollar of revenue fell to 49.7% in 2000, the first time it has been below 50%.While total overhead costs increased 16.7% in 2000, total revenues increased 18.0%. This philosophy of consistent, controlled improvement is evident in the decline in the efficiency ratio from 54.3% in 1996 to its current level of 49.7%.

         CNBC's management remains committed to an operating strategy that focuses on controlled growth,excellent asset quality and efficiency to produce a stable financial organization that our customers, employees and shareholders are proud to be associated with.

                               NET INCOME GROWTH
                                    [GRAPH]


(in thousands)       1996      1997     1998     1999     2000
                     ----      ----     ----     ----     ----
                   $1,063    $1,395   $1,824   $2,398   $3,010



                           DILUTED EARNINGS PER SHARE
                                    [GRAPH]

                     1996      1997     1998     1999     2000
                     ----      ----     ----     ----     ----
                   $ 0.95    $ 1.21   $ 1.48   $ 1.76   $ 2.12


                     RETURN ON AVERAGE SHAREHOLDERS' EQUITY
                                    [GRAPH]

                     1996      1997     1998     1999     2000
                     ----      ----     ----     ----     ----
                    13.38%    15.18%   16.12%   14.82%   14.70%


                                                  FINANCIAL SUMMARY

                                                        2000          1999         1998         1997          1996
At December 31       Loans,net of Allowance         $     217,436   $    175,670   $    148,881  $    117,078   $     85,087
(in thousands)       Investments                           32,132         18,098         17,458        13,231         11,261
                     Other Assets                          14,332          9,160          8,774         9,016          7,859
                     --------------------------------------------------------------------------------------------------------
                     Total Assets                   $     263,900   $    202,928   $    175,113  $    139,325   $    104,207
                     ========================================================================================================

                     Deposits                       $     218,875   $    169,068   $    151,480  $    119,105   $     90,377
                     Other Liabilities                     23,515         14,755         11,661         9,738          5,533
                     Shareholders' Equity                  21,510         19,105         11,972        10,482          8,297
                     --------------------------------------------------------------------------------------------------------
                     Total Liabilities and Equity   $     263,900   $    202,928   $    175,113  $    139,325   $    104,207
                     ========================================================================================================

    Year Ended       Net Interest Income            $       9,430   $      8,087   $      6,506  $      5,106   $      3,975
   December 31       Provision for Loan Losses               (412)          (509)          (480)         (386)          (254)
(in thousands)       Other Income                             542            361            248           189            161
                     Operating Expenses                    (4,960)        (4,250)        (3,481)       (2,769)        (2,246)
                     Federal Taxes                         (1,590)        (1,291)          (969)         (745)          (573)
                     --------------------------------------------------------------------------------------------------------
                     Net Income                     $       3,010   $      2,398   $      1,824  $      1,395   $      1,063
                     ========================================================================================================

Per Share Data       Diluted Earnings per Share     $        2.12   $       1.76   $       1.48  $       1.21   $        .95
           (1)       Dividends Declared per Share   $         .48   $        .40   $        .34  $        .25   $        .175
                     Book Value per Share           $       15.82   $      14.42   $      10.72  $       9.43   $       7.88

        Ratios       Return on Average Assets                1.31%          1.21%          1.16%         1.20%          1.14%
                     Return on Average Equity               14.70%         14.82%         16.12%        15.18%         13.38%
                     Earnings per Share Growth              20.45%         18.92%         22.31%        27.37%         25.00%

        Stock        Stock High-Low Trade Range      $33.00-28.25   $33.25-27.00   $29.50-25.00  $20.00-15.00   $15.75-15.00
   Information       Stock Bid Price at Year End     $      28.00   $      32.75   $      28.50  $      20.00   $      15.38
           (1)       Shares Outstanding at Year End     1,360,058      1,324,532      1,116,972     1,111,780      1,053,654

                         (1) Information adjusted to reflect 2 for 1 stock split declared in January, 1998.

                        CNBC BANCORP'S STOCK OUTPERFORMS
                                 MARKET INDEXES

                                    [GRAPH]

                          CNBC Stock Performance Graph

           Nasdaq Bank Index      Russell 2000 Index       CNBC Bancorp

1995              $100                    $100                $100
1996              $128                    $115                $151
1997              $222                    $142                $198
1998              $190                    $140                $285
1999              $180                    $168                $331
2000              $210                    $162                $302



The above graph shows a comparison of cumulative total shareholder returns for CNBCBancorp, the Nasdaq Bank Index and the Russell 2000 Index for the five-year period ended December 31, 2000. The total shareholder return assumes a $100 investment in the common stock of CNBC Bancorp and each index on December
31, 1995 and that all dividends were reinvested.

                               BOARD OF DIRECTORS

LORETO V. CANINI, President        SAMUEL E. MCDANIEL, President
Canini and Pellecchia, Inc.        McDaniel's Painting &
                                   Construction,Inc.
MARK S. CORNA, President
Corna/Kokosing Construction        JOHN A. ROMELFANGER, COO
Company                            Commerce National Bank

JAMESON CRANE, JR.,                RICHARD F. RUHL
V.P. Investments
Fairwood Investments Co./Crane     DAVID J. RYAN
Plastics

                                   PETER C. TAUB, President
JUDITH A. DEVILLERS, Chairman      Atlas Industrial Holdings, LLC
EXCO Company

                                   JOHN A. TONTI, President
GEORGE A. GUMMER, Owner            West Penn Foods, Inc.
G. A. Gummer & Assoc.
                                   ALAN R. WEILER, CEO
WILLIAM L. HOY, CEO                Archer-Meek-Weiler
Columbus Sign Company              Agency, Inc.

DOUGLAS W. JAMES                   MICHAEL WREN, Owner
                                   Michael Wren and Associates

DONALD R. KENNEY, Chairman
Triangle Real Estate
Services, Inc.                     ADVISORY DIRECTOR
                                   Kent K. Rinker,
THOMAS D. MCAULIFFE, Chairman      Investment Broker
& CEO                              Legg Mason Wood Walker,Inc.
Commerce National Bank


                                    EMPLOYEES

                             COMMERCE NATIONAL BANK
Barbara M. Atherton       Rochelle K. Franks       D. Christian Mickley     Mark Sbrochi
Glen F. Ayala             Marilynne R. Freeman     Pamela S. Miller         Sally J. Schwab
Mary A. Barnes            Stephanie L. Garris      Amy L. Mollenkopf        Zo A. Sellers
MyLinda L. Beck           Stephen W. Goldammer     Alicia K. Murphy         Dennis D. Smith
Diane J. Brown            Margaret E. Graves       Daniel P. Murphy         Frank W. Smith
Thomas I. Brunson         Jennifer L. Green        Barbara J. Nichols       Tina L. Smith
Kristin L. Calcara        Jennifer M. Griffith     Todd Orrill              Cherie A. Songstad
Heather J. Carpenter      Catherine A. Hammond     Robin E. Padolik         Joyce A. Springer
Carol F. Chiu             Deborah J. Harris        Emily J. Pickering       Melissa K. Swartzlander
Michael K. Coning         Tuawana M. Hickman       Christa M. Pirtle        Wendy B. Swazuk
Christopher J. Creighton  Jessica A. Homan         Brian J. Quiniff         Marianne S. Tinnel
Lynn A. Curry             Bonnie A. Huntzinger     F. Andrew Reardon        Linda L. Wentz
Timothy W. Daley          Steven C. Jackson        Joycelyn P. Redd         Robert T. Whetzel
Paula J. DiCesare         Asad H. Javed            Lisa M. Robbins          Lawrence R. Woerner
Stanley E. Diggs          Eduardo Kirillow         Bradley S. Rodabaugh     J. Thomas Wolford
Laura J. Fletcher         Garnet L. Kornacki       John A. Romelfanger
Daniel B. Flynn           Christopher M. Luckett   Christine M. Ruddy
Sarah J. Frank            Thomas D. McAuliffe      Thomas J. Sansone
                          CNBC RETIREMENT SERVICES,INC.
                   Susan J. Bennett             Dennis D. Puppel
                   Pamela L. Homer              Joseph J. Sauline

--------------------------------------------------------------------------------
       Those interested in purchasing and selling CNBC stock may contact
       Steve Cartwright at Sweney Cartwright & Company, 614-228-5391, and
          Michael Kenney at Stifel, Nicolaus & Company, 614-789-9354.

  CNBC Stock is traded on the Over-the-counter Bulletin Board, under the stock symbol CNBD.

                          ADDITIONAL FINANCIAL REPORTS
 To obtain a copy of CNBC Bancorp's 2000 Audited Financial Statements or Annual
      Report on Form 10-KSB or Commerce National Bank's Annual Disclosure
                  Statement, send your request in writing to:
                 John A. Romelfanger, Chief Operating Officer,
                             Commerce National Bank
          100 E. Wilson Bridge Road, Suite 100, Worthington,Ohio 43085

[CNBC LOGO]     [CNBC BANCORP LOGO]     [CNBC RETIREMENT LOGO]      [FDIC LOGO]

          100 E. Wilson Bridge Road, Suite 100, Worthington,Ohio 43085
                  Phone: (614) 848-8700 o Fax: (614) 848-8830
               E-mail: postmaster@cnbcbank.com o www.cnbcbank.com